FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of   June  , 2005
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes        No   X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


     Attached as Exhibit 99 is a copy of the Company's announcement - Progen Engages Burrill to Advance PI-88 Partnering Discussions dated June 28, 2005.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Progen Industries Limited

                                         /s/  Linton Burns


Date:   June 28, 2005                    By:   Linton Burns, Company Secretary
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                                       EXHIBIT INDEX


Exhibit Number                                  Description
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Exhibit 99      Copy of the Company's announcement - Progen Engages Burrill to Advance PI-88
                Partnering Discussions dated June 28, 2005.